3 January 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 138,200 Reed Elsevier PLC ordinary shares at a price of 902.3733p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 99,740,434 ordinary shares in treasury, and has 1,167,315,528 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 293,600 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 80,000 Reed Elsevier NV ordinary shares at a price of €15.5288 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 61,065,193 ordinary shares in treasury, and has 674,103,935 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 170,000 shares.